[Cincinnati Bell Letterhead]

October 22, 2007
Kathleen Krebs, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Cincinnati Bell Inc. Definitive Schedule 14A Filed March 14, 2007 File No. 1-08519
Dear Ms. Krebs:
          We refer to the letter of September 27, 2007 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Cincinnati Bell Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Definitive Schedule 14A, File No. 1-08519, filed on March 14, 2007 (the “Schedule 14A”).
          The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Schedule 14A.
Board Structure and Corporate Governance, page 7
Director Compensation, page 11
1.	Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Kathleen Krebs, Special Counsel
October 22, 2007

Response: The Company will expand its disclosure in future proxy statement filings to include a footnote to the stock awards and option awards columns of the Director Compensation Table disclosing the assumptions made in the valuation of the Company stock awards and option awards. Each such footnote will make specific reference, as applicable, to the Company’s financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section of the Company’s Annual Report on Form 10-K.
2.	For each director, disclose by footnote to the stock awards and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
Response: The Company will expand its disclosure in future proxy statement filings to include a footnote to the stock awards and option awards columns of the Director Compensation Table disclosing the grant date fair value of each equity award, computed in accordance with FAS 123R.
3.	Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).
Response: The Company will expand its disclosure in future proxy statement filings to disclose the aggregate number of stock awards and the aggregate number of option awards held by each Director.
Compensation Discussion and Analysis, page 37
Determining the Amount of Compensation, page 38
4.	Please disclose more specifically the roles of both of your compensation consultants in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant’s duties. See Regulation S-K Item 407(e)(3)(iii).
Response: The Company will expand its disclosure in future proxy statement filings to more specifically disclose the roles of the Company’s compensation consultants in the Company’s compensation processes and decisions. The Company’s disclosure will include a description of the material elements of the instructions and direction provided by the Company to its compensation consultants.
5.	Identify all of the companies in the second peer group that you considered for benchmarking purposes, and indicate why you chose these companies for purposes of benchmarking your executive compensation. Discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Kathleen Krebs, Special Counsel
October 22, 2007

Response: The Company will expand its disclosure in future proxy statement filings to identify the companies included in the second peer group of companies for benchmarking purposes, and will explain why these companies were chosen for inclusion in the Company’s industry peer group. In its future proxy statement filings with the SEC, the Company will also discuss how the compensation committee considered the levels and elements of the benchmarked companies’ compensation and will show actual compensation for each named officer as a percentile of the benchmark data for such named executive officer’s position.
Determination of Amounts for Each Compensation Element, page 39
6.	Your disclosure in the compensation tables starting on page 47 shows that Mr. Cassidy’s compensation is notably higher than the other named executive officers’ compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether significant disparities reflect material differences in your policies or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.
Response: The Company’s policies and decision-making with respect to the compensation of its Chief Executive Officer (CEO) do not differ from its policies and decision-making with respect to the compensation of its other named executive officers. Consequently, the Company did not discuss any such differences in the Proxy Statement. That the CEO’s compensation is higher than the other named executives officers is reflective of the additional responsibility, knowledge, strategic judgment and leadership required of the CEO as compared to the other named executive officers.
7.	Disclose what particular individual performance targets and threshold levels apply to each named executive officer.
Response: The Company will expand its disclosure in future proxy statement filings to disclose, to the extent that the Company believes that disclosure would not result in competitive harm, performance criteria or performance targets that are material in establishing a named executive officers compensation.
8.	To the extent performance goals, particularly individual performance goals, are stated in qualitative terms, describe the considerations or guidelines the chief executive officer or the committee follows in making the qualitative assessment.
Response: The Company will expand its disclosure in future proxy statement filings to discuss the considerations or guidelines used by the chief executive officer or committee to assess whether qualitative performance goals have been satisfied.

Kathleen Krebs, Special Counsel
October 22, 2007

9.	To the extent you have available information regarding performance targets for the current fiscal year because you already have set such targets, please disclose them in your Compensation Discussion and Analysis. See Instruction 2 to Regulation S-K Item 402(b)(2). To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.
Response: The Company respectfully submits that the performance targets for periods after the completed fiscal year and discussions regarding those performance targets are generally not required to be included in the CD&A. In preparing the CD&A, the Company reviewed Instruction 2 to Item 402(b) and concluded that Instruction 2 requires that compensation actions taken regarding executive compensation after the last fiscal year end should be included where relevant or important to an understanding of the CD&A and the information present in the tables provided in connection with Item 402. Based on its review of Instruction 2, the Company reviewed compensation actions taken prior to and after the last completed fiscal year and considered whether any of those actions, taken individually or together, were relevant or important to an understanding of the CD&A or the other information presented in the Proxy Statement pursuant to Item 402. Having determined that the compensation actions taken prior to or after the last completed fiscal year were ordinary course actions that were not relevant to the CD&A or other information presented in the Proxy Statement pursuant to Item 402, the Company did not include discussion of any such compensation actions in the Proxy Statement. However, in preparing future proxy statements, the Company will consider Instruction 2 and the Staff’s comments in the Comment Letter and will, to the extent appropriate, discuss compensation actions taken by the Company prior to or after the applicable fiscal year.
10.	Disclose how you determine long-term incentives. For example, you refer generally to a review of peer company practices and executive performance in awarding stock options. Disclose how you use these and any other factors to determine those awards.
Response: The Company will expand its disclosure in future proxy statement filings to disclose how it converts peer company data on named executive officer compensation into long-term incentives applicable to each of the Company’s named executive officers.

Kathleen Krebs, Special Counsel
October 22, 2007

11.	The target for performance-based awards only appears to provide the adjusted free cash flow goal from the period to date rather than for the entire period covered by the performance cycle. Please revise to add the specific goal for the entire performance cycle, including the 2007-2009 performance cycle.
Response: The Company will expand its disclosure in future proxy statement filings to disclose, to the extent that the Company believes that disclosure would not result in competitive harm, the adjusted free cash flow goal for the entire performance cycle, including the 2007-2008 performance cycle.
Grants of Plan-Based Awards
12.	It is unclear why the annual incentive plan is not included as a non-equity incentive plan in this table. Please explain why in your response letter.
Response: The annual incentive plan was not included as a non-equity incentive plan under the Grant of Plan-Based Awards Table because the amount of the annual incentive paid under the plan is subject to the discretion of the Board of Directors of the Company or the compensation committee, and thus future payments cannot be estimated. In the Company’s future proxy statement filings with the SEC, the Company will take into account SEC guidance that has been released since the filing of the Proxy Statement and will reconsider whether it is appropriate to include the annual incentive plan in the Grant of Plan-Based Awards Table.
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (513) 397-6351, or, in my absence, Brian Keating at (513) 397-1480, with any questions you may have regarding the Proxy Statement.

Sincerely,
/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President, General Counsel & Secretary